UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________

First Pulaski National Corporation
 (Exact name of registrant as specified in its charter)

Tennessee                                                                          62-1110294
(State of incorporation or organization)                                                       (IRS Employer Identification Number)

206 South First Street
Pulaski, Tennessee 38478
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                            Name of each exchange on which
to be so registered                                              each class is to be registered
___________________________________                               _____________________________________________________
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [     ]

If this form relates to the registration of a class securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [ X ]

Securities Act registration statement file number to which this form relates:            N/A
                                                                                                                                                            (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value $1.00 per share

Explanatory Note

       This Amendment No. 1 has been filed by First Pulaski National Corporation, or First Pulaski, to amend and restate in its entirety the information set forth in Item 1 in order to update the description of the common stock, par value $1.00 per share, of First Pulaski, which is referred to below as the common stock.

Item 1. Description of the Registrant's Securities to be Registered.

       The following description of the common stock of First Pulaski and selected provisions of First Pulaski's charter, as amended and bylaws, as amended does not purport to be complete and is qualified in its entirety by reference to the charter and the bylaws, each of which are filed as, or incorporated by reference as, exhibits hereto, and to the applicable provisions of the Tennessee Business Corporation Act, or the TBCA.

       First Pulaski has the authority to issue 10,000,000 shares of common stock and no shares of preferred stock. As of June 15, 2007, 1,555,376 shares of First Pulaski's common stock were outstanding. Authorized but unissued shares of common stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could make it harder or discourage an attempt to obtain control of First Pulaski by a proxy contest, tender offer, merger or otherwise.

Common Stock

       The holders of First Pulaski's common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election. In that event, the holders of the remaining shares of common stock will not be able to elect any person to First Pulaski's board of directors.

       The holders of First Pulaski's common stock are entitled to receive dividends, if any, as may be declared from time to time by First Pulaski's board, in its discretion, from funds legally available therefore. First Pulaski's ability to pay dividends is dependent in large part on First National Bank of Pulaski's ability to pay dividends to First Pulaski. In addition to the general restrictions on the payment of dividends as set out in the TBCA, First National Bank of Pulaski is also limited in its ability to pay dividends to First Pulaski by the terms of the National Bank Act of 1864 and the rules and regulations of the Office of the Comptroller of the Currency. Upon the liquidation or dissolution of First Pulaski, and after the payment or provision for all of First Pulaski's indebtedness and other liabilities, First Pulaski's shareholders, are entitled to receive on a pro rata basis First Pulaski's remaining assets available for distribution. Holders of common stock have no preemptive rights, and there are no conversion rights or redemption or sinking fund provisions with respect to shares of First Pulaski's common stock.

Anti-Takeover Effect of First Pulaski's Charter and Bylaw Provisions

       The charter and bylaws contain provisions that could make it more difficult to consummate an acquisition of First Pulaski by means of a tender offer, a proxy contest or otherwise.

       Board of Directors.  The bylaws provide that the number of directors shall be no fewer than five nor more than 35, and that absent certain exceptions, no member of First Pulaski's board shall be older than 70 years old. In addition, each director must also be a shareholder. The bylaws also provide that any or all of the directors may be removed for cause by vote of the shareholders and that directors may be removed without cause only by vote of a majority of the shareholders entitled to vote at a regular or special meeting. The bylaws also provide that newly created directorships resulting from increases in the number of directors and vacancies occurring on First Pulaski's board for any reason except the removal of a director for cause shall be filled by a vote of a majority of the directors then in office. Vacancies occurring by reason of removal of a director without cause shall be filled by Registrant's shareholders.

       Advance Notice Provisions.  The bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors. The shareholder notice provision provides that if any shareholder intends to nominate or cause to be nominated any candidate for election to First Pulaski's board (other than any candidate to be sponsored by and proposed at the instance of management) that shareholder is required to notify First Pulaski's president by first class registered mail sent not less than fourteen nor more than fifty days before the scheduled meeting of the shareholders at which the directors will be elected. The notice to the president shall contain the following information:

● the names and addresses of each nominee to be proposed;

● their principal present occupation;

● to the knowledge of the shareholder proposing the nomination, the total number of shares of common stock that may be voted for the nominee; and

● the names and addresses of the shareholders who propose to make the nominations, and the number of shares of common stock owned by each of these shareholders.

       First Pulaski's chairman may disregard any nominations not made in accordance with the previous sentence and may require that votes cast for any nominee be disregarded.

Tennessee's Anti-takeover Provisions

       Provisions in Tennessee law could make it harder for someone to acquire First Pulaski through a tender offer, proxy contest or otherwise.

       Tennessee Business Combination Act.  The Tennessee Business Combination Act provides that a party owning shares equal to 10% or more of the voting power of any class or series of the then outstanding voting stock of a "resident domestic corporation" is an "interested shareholder." An interested shareholder also includes a party that is an affiliate or associate, as defined in the Tennessee Business Combination Act, of a "resident domestic corporation." First Pulaski is currently a resident domestic corporation within the meaning of this act. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:

● takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting stock of the resident domestic corporation; and

● either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Tennessee Business Combination Act.

These provisions apply unless one of two events occurs:

● a business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder; or

● the resident corporation may enact a charter or bylaw amendment to remove itself entirely from the Tennessee Business Combination Act. This charter amendment or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote. The Registrant has not adopted a charter amendment or bylaw to remove it from the Tennessee Business Combination Act.

       Tennessee Greenmail Act.  The Tennessee Greenmail Act prohibits First Pulaski from purchasing or agreeing to purchase any of its securities, at a price higher than fair market value, from a holder of 3% or more of any class of its securities who has beneficially owned the securities for less than two years. First Pulaski can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by it approves the purchase or if it makes an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

       Tennessee Control Share Acquisition Act.  The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act (which First Pulaski at this time has not) brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct this vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser's shares if the shares are not granted voting rights.

       The effect of these provisions may make a change of control of First Pulaski harder by delaying, deferring or preventing a tender offer or takeover attempt that First Pulaski's shareholders might consider to be in their best interest, including those attempts that might result in the payment of a premium over the market price for First Pulaski's shares. They may also promote the continuity of First Pulaski's management by making it harder for First Pulaski's shareholders to remove or change the incumbent members of the board of directors.

       Limitations on Liability and Indemnification of Directors and Officers.  The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

● the director or officer acted in good faith;

● in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed his or her conduct was in the corporation's best interest;

● in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

● in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

       In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

● the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

● the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

● the officer or director breached his or her duty of care to the corporation.

       The Charter provides that, to the fullest extent permitted by law, no director shall be liable to it or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision relieves First Pulaski's directors from personal liability to it or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

● any breach of the director's duty of loyalty;

● acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

● any unlawful distributions.

       First Pulaski currently has in effect an executive liability insurance policy which provides coverage for its directors and officers.

Item 2.        Exhibits.

3.1. Charter of First Pulaski, as amended (Restated for SEC electronic filing purposes only).

3.2. Bylaws of First Pulaski, as amended (Restated for SEC electronic filing purposes only) (previously filed as Exhibit 3.3 to Amendment No. 1 to First Pulaski's Registration Statement on Form S-4 File No. 333-68448, filed with the SEC on September 11, 2001 and incorporated herein by reference).

SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 29, 2007                                                                           FIRST PULASKI NATIONAL CORPORATION

                                                                                                             By:/s/Mark Hayes
                                                                                                                 Mark Hayes
                                                                                                                 Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Charter of First Pulaski, as amended (Restated for SEC electronic filing purposes only).